K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 9, 2014
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re.:	Neuberger Berman Equity Funds; Post-Effective Amendment No. 176
	--	Neuberger Berman All Cap Core Fund (formerly, Neuberger Berman Select Equities Fund) (Class A, Class C and Institutional Class)
	--	Neuberger Berman International Select Fund (formerly, Neuberger Berman International Large Cap Fund) (Class A, Class C, Class R3, Institutional Class, and Trust Class)
	--	Neuberger Berman Intrinsic Value Fund (Class R6)
	--	Neuberger Berman Large Cap Value Fund (Class R6)
		--	1933 Act File No. 002-11357
		--	1940 Act File No. 811-00582

Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on November 25, 2014, regarding your review of Post-Effective Amendment No. 176 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (the “Registrant”) on behalf of the series listed above (each, a “Fund”).  Post-Effective Amendment No, 176 will become effective on December 13, 2014, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). On or about December 9, 2014, we expect to file Post-Effective Amendment No. 177, which will become effective on December 13, 2014, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectus
Comment 1:  For Neuberger Berman All Cap Core Fund, please confirm whether risks relating to small-capitalization stocks are encompassed in “Mid- and Large-Cap Stock Risk” in the “Principal Investment Risks” section.
Response:  The Registrant has revised “Mid- and Large-Cap Stock Risk” in the “Principal Investment Risks” section as follows:

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 9, 2014

Market Capitalization Risk.  To the extent the Fund emphasizes small-, mid-, or large-cap stocks, it takes on the associated risks. At times, any one of these market capitalizations may be out of favor with investors. Compared to small- and mid-cap companies, large-cap companies may be less responsive to changes and opportunities. Compared to large-cap companies, small- and mid-cap companies may depend on a more limited management group, may have a shorter history of operations, and may have limited product lines, markets or financial resources. The stocks of small- and mid-cap companies are often more volatile and less liquid than the stocks of larger companies and may be more affected than other types of stocks by the underperformance of a sector or during market downturns.
Comment 2:  For Neuberger Berman International Select Fund, please consider deleting the phrase “by investing primarily in common stocks of foreign companies” from the Goal statement “The Fund seeks long-term growth of capital by investing primarily in common stocks of foreign companies.”
Response:  The Registrant has considered the Staff’s comment. Rather than revise the Fund’s Goal statement, the Registrant has revised the first sentence in the Fund’s “Principal Investment Strategies” section to correspond with the Goal statement and to read as follows:  “To pursue its goal, the Fund invests mainly in common stocks of foreign companies, including companies in developed and emerging markets.”
Comment 3:  The “Principal Investment Strategies” section for Neuberger Berman International Select Fund includes the sentence “To pursue its goal, the Fund invests mainly in foreign companies, including companies in developed and emerging markets.”  Please clarify what is meant by the term “mainly” or confirm what percentage of the Fund’s assets is expected to be invested in foreign companies.
Response:  The Registrant currently invests approximately 95% of the Fund’s assets in companies outside the U.S. and currently expects to invest, under normal circumstances, no less than 95% of the Fund’s assets in companies outside the U.S.
Comment 4:  Please explain whether Neuberger Berman International Select Fund will provide notice to shareholders prior to changing its goal.
Response:  Generally, the Fund would attempt to provide notice to shareholders prior to changing its goal; however, there may be times when the Fund is not able to provide notice prior to implementing a change.
Comment 5:  Please replace the term “concentrated” that appears in the first sentence of “Sector Risk” in the “Additional Information about Principal Investment Risks” with a different word.
Response:  The Registrant has revised the first sentence of “Sector Risk” in the “Additional Information about Principal Investment Risks” as follows:

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 9, 2014

To the extent the Fund invests more heavily in one sector, industry, or sub-sector of the market, ~~it thereby presents a more concentrated risk and~~ its performance will be especially sensitive to developments that significantly affect those sectors, industries, or sub-sectors.
Comment 6:  For Neuberger Berman All Cap Core Fund, please include in the “Management of the Funds - Portfolio Managers” section the date each portfolio manager began managing the Fund.
Response: The Registrant has made the requested change.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Lynn A. Schweinfurth at (202) 778-9876.  Thank you for your attention to this matter.
Sincerely, /s/Marguerite W. Laurent Marguerite W. Laurent